

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

April 10, 2008

via U.S. mail and facsimile
Mr. Roy C. Smith
President
Garner Investments, Inc.
P.O. Box 3412
Casper Wyoming 82602

> **Re: Garner Investments, Inc.**
> **Amendment No. 1 on Form S-1 to Registration Statement on Form SB-2**
> **Filed March 21, 2008**
> **File No. 333-147386**

Dear Mr. Smith:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to our prior comment 1 and reissue it. We note that you are registering for resale on behalf of the selling shareholders all of the shares of your outstanding common stock, and that your affiliates own approximately 90% of the outstanding stock. Given the nature and size of the transaction being registered on behalf of the selling shareholders, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). In particular, please

provide detailed analysis as to why the offering of Ms. Sharon Fowler's shares should not be characterized as a primary offering with Ms. Fowler acting as an underwriter. Please refer to the Interpretation 29 of the Rule 415 Section D of the July 1997 Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

Cover Page of Prospectus

2. In the first paragraph of the cover page of the prospectus and in other applicable places in the prospectus, please clarify that you intend to offer the 1.5 million shares on behalf of the company for up to 60 days after effectiveness of the "registration statement", rather than for up to 60 days after effectiveness of the "offering."

3. You state that after the primary offering, you intend to deregister any of the 1.5 million shares remaining unsold to the public. Please confirm your understanding that any such deregistration must be pursuant to a post-effective amendment to the registration statement. Tell us whether you will file this post-effective amendment prior to the commencement of your secondary offering on behalf of the selling shareholders.

4. On the cover page of the prospectus, please clarify the price at which you will offer the 1.5 million shares on behalf of the company.

5. You state that "Any funds raised from sales of shares to the public pursuant to this offering will be immediately available to us for our use and retained by us regardless of whether or not there are any additional sales under this offering." Please clarify that only funds raised from sales in your primary offering will be available for the company's use.

Risk Factors

"Many of our shares of common stock will in the future be available for resale…." Page 13

6. You state that, assuming all of the shares of stock offered by you and the selling shareholders are sold, you will have 4,280,000 freely tradable shares. However, you are selling 1,500,000 shares and your selling stockholders are selling 4,280,000 shares. Please advise.

Selling Security Holders, page 16

7. In the first paragraph of this section, you state that "Sharon K. Fowler contributed a farmout of lease acreage for 3,500,000 shares at $.001 per share." In the second paragraph of this section, you state that "Sharon K. Fowler, founder and shareholder

granted a farmout of the lease in Section 16, T38N, R81W in Natrona County, Wyoming, to us at <u>no cost</u>." Please reconcile these two statements.

8. Your selling security holders are selling 4,280,000 shares, which is 100% of the 4,280,000 shares outstanding. Please revise the total in the "% Owned Before Offering" column of the selling security holders' table accordingly.

<u>Description of Business</u>

<u>Farm-Out Terms, page 20</u>

9. Please discuss the material terms of the Farm-out Agreement with Ms. Fowler. You state that you must commence drilling within 18 months of the date of the Agreement or else the acreage will revert to Ms. Fowler. Since it appears that you signed the Agreement in August 2006, state its current status. We note that you make a reference on page 19 under "Company Overview" to "82.5% net revenue." Please explain this reference. Finally, file the Farm-out Agreement as an exhibit.

<u>Areas of Interest and Property, page 19</u>

10. Please add a disclaimer in bold to the effect that oil production at nearby fields is not indicative of the production that may be obtainable from your prospect.

<u>Security Ownership of Certain Beneficial Owners and Management as of December 31, 2007</u>

11. Confirm that you have shown the beneficial ownership of each person as calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, which includes all securities that the person, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power which includes the power to vote or direct the voting of a security, and/or investment power, which includes the power to dispose or direct the disposition of such security.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donna Levy at (202) 551-3292 or in her absence, me, at 202-551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Michael Littman, Esq. (by facsimile)
Donna Levy